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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 49)

CENTRAL GOLDTRUST
(Name of Subject Company)

SPROTT ASSET MANAGEMENT LP
SPROTT ASSET MANAGEMENT GOLD BID LP
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
SPROTT PHYSICAL GOLD TRUST
(Offerors)
(Names of Filing Persons)

UNITS
(Title of Class of Securities)

153546106
(Cusip Number of Class of Securities)

Sprott Asset Management LP
Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada M5J 2J1
(416) 362-7172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Kirstin H. McTaggart Sprott Asset Management LP Suite 2700, South Tower Royal Bank Plaza, 200 Bay Street Toronto, Ontario, Canada M5J 2J1 (416) 362-7172	Christopher J. Cummings, Esq.
Edwin S. Maynard, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West, Suite 3100
Toronto, Ontario, Canada M5K 1J3
(416) 504-0520	John Ciardullo, Esq. Mikhel Voore, Esq. Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1B9 (416) 869-5500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$814,900,275	$162,980.06

*
Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$42.225, which is the average of the high and low sale prices of Central GoldTrust units as reported on the NYSE MKT on May 20, 2015, and (ii) 19,299,000 Central GoldTrust units in the aggregate that may be received by Sprott Physical Gold Trust or cancelled in the transaction described herein.

**
The amount of the filing fee was calculated as 1/50 of 1% of the transaction value in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Previously paid.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,691.41	Filing Party: Sprott Physical Gold Trust
Form or Registration No.: Form F-10	Date Filed: May 27, 2015
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 49 (this "Amendment No. 49") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on May 27, 2015 (the "Schedule TO") by (i) Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario (the "Offeror") and owned and controlled by Sprott Asset Management LP (the "Manager"), the manager of Sprott Physical Gold Trust (the "Trust"), a closed-end mutual fund trust established under the laws of the Province of Ontario; (ii) the General Partner (as defined below); (iii) the Manager and (iv) the Trust. The only limited partner of the Offeror is the Manager, and the only general partner of the Offeror is Sprott Asset Management Gold Bid GP Inc., a wholly owned subsidiary of the Manager (the "General Partner"). The Schedule TO, as amended, and this Amendment No. 49 relate to the offer to purchase (the "Offer") by the Offeror all of the issued and outstanding units (the "Units") of Central GoldTrust ("GTU"), a trust established under the laws of the Province of Ontario (NYSE MKT: GTU / TSX: GTU-U), in exchange for units of the Trust, upon the terms and subject to the conditions set forth in the Offeror's offer and circular, dated May 27, 2015 (the "Original Offer and Circular"), as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015, the Corrected Notice of Extension and Variation, dated July 7, 2015, the Notice of Extension and Variation, dated August 4, 2015 (each, a "Notice of Extension and Variation"), the Notice of Change, dated August 18, 2015, the Notice of Change, dated August 28, 2015 (each, a "Notice of Change"), the Notice of Variation, dated September 4, 2015 (a "Notice of Variation"), the Notice of Extension, dated September 18, 2015 (a "Notice of Extension"), the Notice of Extension and Variation, dated October 9, 2015 (also a "Notice of Extension and Variation"), the Notice of Extension, dated November 2, 2015 (also a "Notice of Extension"), the Notice of Variation, dated November 4, 2015 (also a "Notice of Variation"), and the Notice of Extension and Change, dated November 20, 2015 (the "Notice of Extension and Change") and, collectively with the Original Offer and Circular, the Notices of Extension and Variation, the Notices of Change, the Notice of Variation and the Notice of Extension, the "Offer and Circular"), and the related letter of transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(xviii), (a)(1)(xxiv), (a)(1)(xxv), (a)(1)(xxxii), (a)(1)(xl), (a)(1)(xliii), (a)(1)(xlviii), (a)(1)(lv), (a)(1)(lxii), (a)(1)(lxviii), (a)(1)(lxx), (a)(1)(lxxvii) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer Documents"). The information set forth in the Offer Documents is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein. Except as specifically provided herein, this Amendment No. 49 does not modify any of the information previously reported on the Schedule TO.

Item 4.    Terms of the Transaction.

1.     Extension of the Offer

        By notice to the Depositary given on November 20, 2015, the Offeror has extended the time for deposits of GTU Units from 5:00 p.m. (Toronto time) on November 20, 2015 to 5:00 p.m. (Toronto time) on December 7, 2015. Accordingly, the definition of "Expiry Date" in the "Glossary" section of the Original Offer and Circular (found on page 77 thereof) is hereby deleted and replaced by the following:

    " "Expiry Date" means December 7, 2015, or such later date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, "Extension, Variation or Change of the Offer."

        In addition, all references to: (a) "5:00 p.m. (Toronto time) on November 20, 2015" in the Original Offer and Circular are amended to refer to "5:00 p.m. (Toronto time) on December 7, 2015"; (b) "November 19, 2015" in the Original Offer and Circular are amended to refer to "December 4, 2015" (other than references in relation to the time at which section 12(ii)(C) of the Letter of Transmittal is effective); and (c) "November 18, 2015" in the Original Offer and Circular are amended to refer to "December 3, 2015".

2.     Additional Disclosure regarding the Proposed Replacement of the Current GTU Trustees

        By notice to the Depositary given on November 20, 2015, the Offeror has amended the Offer by adding the following additional disclosure immediately prior to Section 6 of the Original Circular, "Source of Funds and Payment of Expenses":

    November 4th Notice of Variation and Related Power of Attorney

    Effect and Intended Use of Amendments to Power of Attorney:    The GTU Declaration of Trust permits GTU Unitholders to remove and appoint GTU Trustees by way of a resolution in writing executed by GTU Unitholders holding more than 50.1% of the outstanding GTU Units.

    On November 4, 2015, the Offeror filed a Notice of Variation amending the Letter of Transmittal. This amendment applies in respect of all Letters of Transmittal, including any Letter of Transmittal that has already been executed by a Depositing GTU Unitholder. This amendment allows the Offeror to execute and deliver a written resolution removing the current GTU Trustees (other than the Administrator Nominee, J.C. Stefan Spicer), being Brian E. Felske, Glenn C. Fox, Bruce D. Heagle, Ian M.T. McAvity, Michael A Parente and Jason Schwandt, and replacing such individuals with the Sprott Nominees, being Marc Faber, James R. Fox, Sharon Ranson, John Wilson and Rosemary Zigrossi.

    If, at any time, on and after 4:00 p.m. (Toronto time) on December 7, 2015, the GTU Units held by Depositing GTU Unitholders constitute more than 50.1% of the outstanding GTU Units, the Offeror will utilize the power of attorney described in the Notice of Variation dated November 4, 2015 to execute the written resolution described in the preceding paragraph. GTU Unitholders will continue to own their GTU Units at such time.

    Steps Following the Replacement of the GTU Trustees:    Following the replacement of the current GTU Trustees (other than the Administrator Nominees) as described above, the Offeror, using a power of attorney granted by Depositing GTU Unitholders in section 12 of the Letter of Transmittal, will requisition a meeting of GTU Unitholders to consider the Special Resolutions. Provided the current GTU Trustees have been replaced, the Offer would also be extended past its current expiry until the date of the meeting of GTU Unitholders to consider the Special Resolutions.

    Upon the receipt of such requisition, the Offeror expects the reconstituted GTU board of trustees, consisting of Marc Faber, James R. Fox, Sharon Ranson, J.C. Stefan Spicer, John Wilson and Rosemary Zigrossi (collectively, the "New GTU Trustees"), to call and convene a meeting of GTU Unitholders promptly (likely within 30 days) to consider the Special Resolutions. If the New GTU Trustees do not call a meeting of GTU Unitholders in accordance with such requisition, the Offeror will call such meeting in accordance with, and as permitted by, the GTU Declaration of Trust.

    Such requisition and the subsequent holding of a meeting will result in a period of time between the appointment of the Sprott Nominees as New GTU Trustees and any vote of GTU Unitholders with respect to the Special Resolutions. The Offeror anticipates that this time period will be approximately 30 days. The affairs of GTU are administered by the Administrator. Absent a breach by the Administrator, the Administration Agreement will remain in place during this interim period and the Administrator will continue to perform its functions thereunder. During this time, the Sprott Nominees, of whom Messrs. Wilson and Fox are officers of Sprott Asset Management LP and the other three of whom are independent directors (within the meaning of National Instrument 52-110 — Audit Committees) of Sprott Asset Management LP's parent company, Sprott Inc., will be five of the six New GTU Trustees. Although it is anticipated that the role of the Sprott Nominees as New GTU Trustees will generally be limited to placing the Special Resolutions before GTU Unitholders at a meeting, each of the new GTU Trustees will have the rights, duties and responsibilities of any GTU Trustee elected at an annual meeting of GTU Unitholders.

    Under the GTU Declaration of Trust, the Sprott Nominees are required to act honestly and in good faith with a view to the best interests of GTU and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Sprott Nominees are also subject to the duties of trustees generally. In connection with matters involving the Offer and any meeting to consider the Special Resolutions, each of John Wilson and James R. Fox, in their roles as New GTU Trustees, will be considered to have a material interest in such matters and accordingly, pursuant to the GTU Declaration of Trust, will not vote on any resolution of GTU Trustees in respect thereof. Marc Faber, Sharon Ranson and Rosemary Zigrossi will be independent trustees (within the meaning of National Instrument 52-110 — Audit Committees) of GTU, and will not have a material interest in such matters and will be permitted to vote on such resolutions. To the extent the New GTU Trustees are required to consider matters applicable to GTU, including matters related to the letter of intent between GTU and Purpose Investments Inc. disclosed by GTU on November 19, 2015, these matters will be dealt with in a manner consistent with the duties outlined above. At any meeting of GTU Unitholders, the Offeror will use the power of attorney found in section 12 of the Letter of Transmittal to vote Deposited GTU Units against any other matter that would materially and adversely impact, or otherwise frustrate, the Offer, the Merger Transaction or other matters related to (including approval of) the Offer or the Merger Transaction (or substantially similar transactions).

    Meeting of GTU Unitholders to Approve the Special Resolutions.    At the meeting of GTU Unitholders to consider the Special Resolutions, the Offeror will use the power of attorney found in section 12 of the Letter of Transmittal to vote Deposited GTU Units in favour of the Special Resolutions. In order to succeed, the Special Resolutions must be passed by an affirmative vote of the holders of more than 66 2/3% of the GTU Units represented at the meeting voted upon the Special Resolutions. The manner in which the Offeror is now seeking approval of the Special Resolutions (i.e. by special resolution at a meeting of GTU Unitholders duly convened for that purpose) is different from what was originally contemplated in the Offer prior to the Notice of Variation dated November 4, 2015, which had contemplated that the Special Resolutions would be effected by way of a resolution in writing executed by GTU Unitholders holding more than 66 2/3% of all outstanding GTU Units.

    Given the number of GTU Units deposited to the Offer, the Offeror believes that, subject to withdrawals, the Special Resolutions will be passed and the Merger will proceed. In particular, GTU Unitholders should be aware that the number of GTU Units deposited to the Offer as at its last scheduled expiry date (i.e. November 20, 2015) represented more GTU Units than were voted in total at the contested GTU Meeting involving Polar in the first half of 2015.

    Withdrawal Rights.    Both before and after the appointment of the Sprott Nominees as New GTU Trustees on or after 4:00 p.m. (Toronto time) on December 7, 2015, GTU Unitholders are permitted to withdraw their Deposited GTU Units from the Offer as described in Section 8 of the Offer, "Withdrawal of Deposited GTU Units". However, if a GTU Unitholder does not withdraw its Deposited GTU Units from the Offer, the power of attorney in section 12 of the letter of transmittal will be used to remove and replace the current GTU Trustees (other than the Administrator Nominees) with the Sprott Nominees where more than 50.1% of the outstanding GTU Units are deposited to the Offer at any time on or after 4:00 p.m. (Toronto time) on December 7, 2015. Following the appointment of the Sprott Nominees, a GTU Unitholder may still withdraw its Deposited GTU Units if it does not wish to vote in favour of the Special Resolutions.

    Where the Special Resolutions are Approved at the Meeting.    In the event that the Special Resolutions are approved at the anticipated meeting of GTU Unitholders, the Merger will be completed as soon as possible after such meeting and in the manner originally contemplated in the Offer prior to the Notice of Variation dated November 4, 2015.

    Where the Special Resolutions are Not Approved at the Meeting.    In the event that the Special Resolutions are not approved at the anticipated meeting of GTU Unitholders or the Merger Transaction is withdrawn, the Sprott Nominees will resign, and have undertaken to the Ontario Securities Commission (the "OSC") that this will be the case. Pursuant to the GTU Declaration of Trust, J.C. Stefan Spicer, who, at that time would be the only remaining GTU Trustee, will be permitted to appoint up to six new GTU Trustees who have not been, and need not be, identified until their appointment. Mr. Spicer may, but is not required to, re-appoint the current GTU Trustees that had been previously removed.

    Further, if the Special Resolutions are not approved at the anticipated meeting of GTU Unitholders, the Offeror will allow the Offer to expire and no Deposited GTU Units will be taken-up and paid for thereunder. If this occurs, each GTU Unit that has been deposited to the Offer will be returned to their holder as described in Section 7 of the Offer "Return of Deposited GTU Units".

3.     Replacement of the GTU Trustees and Other Matters — Risk Factors

        GTU Unitholders should carefully consider the following risk factors related to the replacement of the current GTU Trustees (other than the Administrator Nominees) with the Sprott Nominees and other matters.

The Timing of the Completion of the Merger May be Delayed

        If a meeting is required to obtain the approval of the Special Resolutions, this will require additional time which the Offeror anticipates will be approximately 30 days.

The Merger May Not Proceed

        Given the number of GTU Units deposited to the Offer and historical levels of GTU Unitholder participation in GTU unitholder meetings, the Offeror believes that the Special Resolutions will be passed and the Merger will proceed. However, there can be no assurance of this and the Special Resolutions may not receive the required affirmative vote of the holders of more than 66 2/3% of the GTU Units represented at the meeting voted upon the Special Resolutions, including as a result of withdrawals from the Offer. If this is the case, the Special Resolutions will not be passed, the Merger will not proceed and no Deposited GTU Units will be taken-up and paid for under the Offer.

If the Merger Does Not Proceed the Board of GTU Trustees will be Reconstituted

        In the event that the Special Resolutions are not approved at the anticipated meeting of GTU Unitholders or the Merger Transaction is withdrawn, the Sprott Nominees have undertaken to the OSC to resign. Pursuant to the GTU Declaration of Trust, J.C. Stefan Spicer, who, at that time would be the only remaining GTU Trustee, will be permitted to appoint up to six new GTU Trustees who have not been, and need not be, identified until their appointment. Mr. Spicer may, but is not required to, re-appoint the current GTU Trustees that had been previously removed. GTU Unitholders cannot be certain as to the identities of the individuals that will be appointed.

Deposited GTU Units will be Voted Against Matters that Materially and Adversely Impact the Offer and Merger Transaction

        At any meeting of GTU Unitholders, the Offeror will use the power of attorney found in section 12 of the Letter of Transmittal to vote Deposited GTU Units against any other matter that would materially and adversely impact, or otherwise frustrate, the Offer, the Merger Transaction or other matters related to (including approval of) the Offer or the Merger Transaction (or substantially similar transactions). GTU Unitholders may withdraw Deposited GTU Units if they wish to vote in favour, or abstain from voting in respect, of any such matter(s) at a meeting of GTU Unitholders.

4.     Recent Developments

        On November 19, 2015, the OSC made an order in connection with the Offeror's intended removal of the GTU Trustees as described in the Notice of Variation dated November 4, 2015. The OSC denied the latest attempt of the GTU Trustees to prohibit the Offer. Staff of the OSC suggested there be additional disclosure (and time for GTU Unitholders to consider such information) and the OSC accepted that submission. The Offeror advised the OSC that it would be willing to submit revised disclosure and that is what the OSC directed. The disclosure in Section 2 of this Notice of Extension and Change, "Additional Disclosure regarding the Proposed Replacement of the Current GTU Trustees" constitutes such additional disclosure.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is amended and supplemented by adding the following:

        (a)(1)(lxxv)* The unaudited interim financial statements of the Trust for the three months and nine months ended September 30, 2015 and management's report of fund performance for the three months and nine months ended September 30, 2015 (incorporated by reference to Exhibit 99.1 to the Trust's 6-K (Commission File No. 001-34638) filed with the Commission on November 12, 2015).

        (a)(1)(lxxvi)* Press release dated November 20, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 20, 2015).

        (a)(1)(lxxvii) Notice of Extension and Change, dated November 20, 2015.

        See Exhibit Index.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2015

SPROTT ASSET MANAGEMENT GOLD BID LP By Sprott Asset Management Gold Bid GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT LP By Sprott Asset Management GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer
SPROTT PHYSICAL GOLD TRUST By Sprott Asset Management LP, as manager of the Trust
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(i)**	Offer and Circular, dated May 27, 2015.
(a)(1)(ii)**	Form of Letter of Transmittal.
(a)(1)(iii)*	Press Release dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(iv)*	Video Transcript dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(v)*	Letter from the CEO of the Trust to the Trust's unitholders, dated April 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 24, 2015).
(a)(1)(vi)*	Press Release dated April 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 28, 2015).
(a)(1)(vii)*	Press Release dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(viii)*	Investor Relations Presentation dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(ix)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(x)**	Form of Merger Agreement by and among the Trust, the Offeror and GTU.
(a)(1)(xi)*

The Annual Information Form of the Trust for the year ended December 31, 2014 (incorporated by reference to Exhibit 99.5 to the Trust's Form 40-F (Commission File No. 001-34638) filed with the Commission on March 30, 2015 (the "Form 40-F")).

(a)(1)(xii)*

The annual audited consolidated financial statements of the Trust for the years ended December 31, 2014 and December 31, 2013 and notes and the auditor's report in respect thereof, and management's report of fund performance for the financial years ended December 31, 2014 and December 31, 2013 (incorporated by reference to Exhibit 99.6 to the Form 40-F).

(a)(1)(xiii)*

The unaudited interim financial statements of the Trust for the three months ended March 31, 2015 and management's report of fund performance for the three months ended March 31, 2015 (incorporated by reference to Exhibit 99.1 to the Trust's Form 6-K (Commission File No. 001-34638) filed with the Commission on May 11, 2015).

(a)(1)(xiv)**	Soliciting script dated June 1, 2015.
(a)(1)(xv)**	Q&A dated June 3, 2015.
(a)(1)(xvi)**	Press release dated June 11, 2015.
(a)(1)(xvii)*	Press release dated June 22, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 22, 2015).
(a)(1)(xviii)**	Notice of Extension and Variation, dated June 22, 2015.
(a)(1)(xix)*	Press release dated June 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 23, 2015).
(a)(1)(xx)*	Letter from the Manager to GTU Unitholders, dated June 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 24, 2015).

Index No.
(a)(1)(xxi)*	Email from the Manager to certain financial institutions, dated June 25, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 25, 2015).
(a)(1)(xxii)*	Press release dated June 29, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 29, 2015).
(a)(1)(xxiii)*	Press release dated July 7, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 7, 2015).
(a)(1)(xxiv)**	Notice of Extension and Variation, dated July 7, 2015.
(a)(1)(xxv)**	Corrected Notice of Extension and Variation, dated July 7, 2015.
(a)(1)(xxvi)*	Revised Soliciting Script, dated July 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 24, 2015).
(a)(1)(xxvii)*	Letter from the Manager to GTU Unitholders, dated July 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 24, 2015).
(a)(1)(xxviii)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 27, 2015).
(a)(1)(xxix)*	Clickthrough ads related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 27, 2015).
(a)(1)(xxx)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 28, 2015).
(a)(1)(xxxi)*	Press release dated August 3, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 3, 2015).
(a)(1)(xxxii)**	Notice of Extension and Variation, dated August 4, 2015.
(a)(1)(xxxiii)*	Press release dated August 5, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 5, 2015).
(a)(1)(xxxiv)*	Letter from the Manager to GTU Unitholders, dated August 5, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxv)*	Press release dated August 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxvi)*	Email to investor community, dated August 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 6, 2015).
(a)(1)(xxxvii)*	Transcript of ReutersTV Interview related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xxxviii)*	Press release dated August 18, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xxxix)*	Press release dated August 18, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 18, 2015).
(a)(1)(xl)**	Notice of Change, dated August 18, 2015.
(a)(1)(xli)*	Letter from the Manager to GTU Unitholders, dated August 19, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 19, 2015).
(a)(1)(xlii)*	Press release dated August 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 28, 2015).
(a)(1)(xliii)**	Notice of Change, dated August 28, 2015.

Index No.
(a)(1)(xliv)*	Letter from the Manager to GTU Unitholders, dated August 31, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on August 31, 2015).
(a)(1)(xlv)*	Press release dated September 1, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 1, 2015).
(a)(1)(xlvi)*	Press release dated September 3, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 3, 2015).
(a)(1)(xlvii)*	Press release dated September 4, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 4, 2015).
(a)(1)(xlviii)**	Notice of Variation, dated September 4, 2015.
(a)(1)(xlix)*	Letter from the Manager to GTU Unitholders, dated September 8, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 8, 2015).
(a)(1)(l)*	Press release dated September 9, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 9, 2015).
(a)(1)(li)*	Audio Transcript and related materials dated September 10, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 10, 2015).
(a)(1)(lii)*	Letter from the Manager to GTU Unitholders, dated September 10, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 10, 2015).
(a)(1)(liii)*	Roundtable Interview with Rick Rule and Eric Sprott (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 14, 2015).
(a)(1)(liv)*	Press release dated September 16, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 16, 2015).
(a)(1)(lv)**	Notice of Extension, dated September 18, 2015.
(a)(1)(lvi)*	Press release dated September 21, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 21, 2015).
(a)(1)(lvii)*	Letter from the Manager to GTU Unitholders, dated September 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 23, 2015).
(a)(1)(lviii)*	Press release dated September 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on September 28, 2015).
(a)(1)(lix)*	Audio Transcript and related materials dated October 1, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 2, 2015).
(a)(1)(lx)*	Press release dated October 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 6, 2015).
(a)(1)(lxi)*	Press release dated October 8, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 8, 2015).
(a)(1)(lxii)**	Notice of Extension and Variation, dated October 9, 2015.
(a)(1)(lxiii)*	Press release dated October 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 23, 2015).
(a)(1)(lxiv)*	Press release dated October 26, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 26, 2015).
(a)(1)(lxv)*	Press release dated October 29, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on October 29, 2015).

Index No.
(a)(1)(lxvi)*

The unaudited interim financial statements of the Trust for the three months and six months ended June 30, 2015 and management's report of fund performance for the three months and six months ended June 30, 2015 (incorporated by reference to Exhibit 99.1 to the Trust's 6-K (Commission File No. 001-34638) filed with the Commission on August 12,  2015).

(a)(1)(lxvii)*	Press release dated November 2, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 2, 2015).
(a)(1)(lxviii)**	Notice of Extension, dated November 2, 2015.
(a)(1)(lxix)*	Press release dated November 4, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 4, 2015).
(a)(1)(lxx)**	Notice of Variation, dated November 4, 2015.
(a)(1)(lxxi)*	Letter from the Manager to GTU Unitholders, dated November 6, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 6, 2015).
(a)(1)(lxxii)*	Press release dated November 11, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 12, 2015).
(a)(1)(lxxiii)*	Press release dated November 19, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 19, 2015).
(a)(1)(lxxiv)*	Press release dated November 19, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 19, 2015).
(a)(1)(lxxv)*

The unaudited interim financial statements of the Trust for the three months and nine months ended September 30, 2015 and management's report of fund performance for the three months and nine months ended September 30, 2015 (incorporated by reference to Exhibit 99.1 to the Trust's 6-K (Commission File No. 001-34638) filed with the Commission on November 12, 2015).

(a)(1)(lxxvi)*	Press release dated November 20, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on November 20, 2015).
(a)(1)(lxxvii)	Notice of Extension and Change, dated November 20, 2015.
(b)	Not applicable.
(d)(i)**	Form of Soliciting Dealer Group Agreement.
(g)	Not applicable.
(h)	Not applicable.

*
Incorporated by reference.
**
Previously filed.

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